SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

INTERNET GOLD-GOLDEN LINES LTD.
 (Name of Registrant)

2 Dov Friedman Street, Ramat Gan 52503, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

INTERNET GOLD-GOLDEN LINES LTD.

The following exhibit is attached:

Translated version of the 2012 Annual Report of Bezeq The Israel Telecommunication Corp. Ltd, or Bezeq, a controlled subsidiary of B Communications, the Registrant controlled subsidiary, published by Bezeq on March 14, 2013.

The attached exhibits pertain to Bezeq (“Bezeq” and together with its subsidiaries, “the Company”):

99.1	Periodic Report of the Company for the Year 2012: Chapter A - Description of Company’s Operations.

99.2	Periodic Report of the Company for the Year 2012: Chapter B - Directors' Report on the State of the Company's Affairs.

99.3	Periodic Report of the Company for the Year 2012: Chapter C - Financial Statements.

99.4	Bezeq Separate Financial Information for the Year ended December 31, 2012.

99.5	DBS Satellite Services (1998) Ltd. Financial Statements for the Year ended December 31, 2012.

99.6	Periodic Report of the Company for the Year 2012: Chapter D - Additional Information about the Company and Corporate Governance Questionnaire.

99.7	Report of the Company Concerning Effectiveness of the Internal Control over Financial Reporting (SOX format): Chapter E.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Internet Gold-Golden Lines Ltd.
(Registrant)
By:	/s/ Doron Turgeman
Doron Turgeman
Chief Executive Officer

Date: March 25, 2013

EXHIBIT INDEX

EXHIBIT NO.                                           DESCRIPTION

The following exhibit is attached:

Translated version of the 2012 Annual Report of Bezeq The Israel Telecommunication Corp. Ltd, or Bezeq, a controlled subsidiary of B Communications, the Registrant controlled subsidiary, published by Bezeq on March 14, 2013.

The attached exhibits pertain to Bezeq (“Bezeq” and together with its subsidiaries, “the Company”)

99.1	Periodic Report of the Company for the Year 2012: Chapter A - Description of Company’s Operations.

99.2	Periodic Report of the Company for the Year 2012: Chapter B - Directors' Report on the State of the Company's Affairs.

99.3	Periodic Report of the Company for the Year 2012: Chapter C - Financial Statements.

99.4	Bezeq Separate Financial Information for the Year ended December 31, 2012.

99.5	DBS Satellite Services (1998) Ltd. Financial Statements for the Year ended December 31, 2012.

99.6	Periodic Report of the Company for the Year 2012: Chapter D - Additional Information about the Company and Corporate Governance Questionnaire.

99.7	Report of the Company Concerning Effectiveness of the Internal Control over Financial Reporting (SOX format): Chapter E.

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